2100 Highway 55
Medina, MN 55340-9770
763-542-0500 office
763-542-0595 fax

CORRESPONDENCE VIA EDGAR

July 18, 2022

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, D.C. 20549

Attn:    Sergio Chinos
Ethan Horowitz

Re:    Polaris Inc.
Form 10-K for the Year Ended December 31, 2021
Filed February 15, 2022
File No. 001-11411

Ladies and Gentlemen:

Polaris Inc., a Minnesota corporation (the “Company”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 1, 2022 (the “Comment Letter”), in regard to the above-referenced Form 10-K for the fiscal year ended December 31, 2021 (the “Form 10-K”) and the Company’s response to the Staff’s May 10, 2022 comment letter.

Below are the Company’s responses. For the convenience of the Staff, the italicized numbered responses set forth below correspond to the comments contained in the Comment Letter.

Response Dated June 2, 2022

Risk Factors, Pg 10

1.Your response to prior comment 2 states that climate change was not identified as being reasonably expected to have a material effect on your business, operating results, or financial condition in connection with the preparation of your Form 10-K. Please tell us about the transition risks related to climate change you identified and explain how you concluded on the materiality of the effects of climate change.

Response:

The process we use to identify and consider the materiality of climate-related transition risks is the same rigorous process we use when identifying and considering all risks that may affect our business, financial condition, and results of operations. Through this process, we have identified two key categories of potential climate-related transition risks: changes in the global regulatory environment in which we operate related to emissions; and consumer demand for electrified products. For example, we face the potential adoption and implementation of carbon emission standards in the United States, the United Kingdom, Europe, and other countries where we do business. We manage this risk by actively considering our use of internal combustion engines, considering the emissions of our products, and investing in cost-effective electrification strategies to reduce our exposure to stricter carbon emission regulations. We also actively monitor the regulations in the jurisdictions where we do business and continuously evaluate our strategy for adapting to significant regulatory changes. Based upon our investment in our electrification strategy, we believe we could shift to lower emission products as demonstrated by our recent launch of our RANGER EV, an electric utility side-by-side vehicle, and our partnership with Zero Motorcycles, a global leader in electric motorcycle powertrains and technology.

The Company notes that it discloses risks that it considers material to its business, financial condition, or results of operations in the Risk Factors included in the Form 10-K. After evaluation, we have concluded that potential changes in the global regulatory environment related to emissions would not be different in kind or significance from other changes in the regulatory environment that we have responded to in the past and are continually addressing and that are identified in the Risk Factors in the Form 10-K. As we discussed in our response to prior comment 2, we did not identify any current legislative or regulatory developments as being reasonably expected to have a material adverse effect on our business, financial condition, or results of operations. For these reasons, we have concluded that there is no material risk to our business, financial condition, or results of operations arising from this particular climate-related transition risk at this time.

The second transition risk that we have identified is a potential change in customer demand for our products and services driven by climate-related considerations. A potential change in demand could take the form of customer preference for electrification in powersports vehicles. After evaluation, we have concluded that this potential change in customer demand for electrification would not be different in kind or significance from other drivers of customer demand that we have responded to in the past and are continually facing and that we have identified in the Risk Factors in the Form 10-K. As we noted before in response to prior comment 2, while we understand that certain customers’ preference for electrification may in part be inspired by climate considerations, we understand demand for electrification to be driven by a variety of reasons (e.g. demand for less maintenance and quiet operation). And for the reasons stated above, we believe we are well-positioned to shift our strategy and production to meet any changing customer demands. Therefore, we have also concluded that there is no material risk to our business, financial condition, or results of operations arising from this climate-related transition risk.

The Company respectfully submits that, in its future SEC filings, it will include relevant disclosure if it believes that there are climate-related transition risks that would be reasonably likely to have a material impact on Polaris’ business, financial condition, or results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

2.Prior comment 5 regarding the physical effects of climate change on your operations and results is reissued in part as your response does not appear to address each element of our prior comment. Please provide us with quantitative information regarding weather-related damages to your property or operations and any weather-related impacts on the cost of insurance for each of the periods for which financial statements are presented in your most recent Form 10-K and explain whether changes are expected in future periods.

Response:

The Company respectfully advises the Staff that the Company has not experienced any material weather-related damages to our properties or operations or weather-related impacts on the cost of insurance that had a material impact on Polaris’ business, financial condition, or results of operations for the three years presented in the Form 10-K. The Company’s property insurance coverage includes protection for damages at its locations, whether resulting from weather-related incidents or other causes. For the three years presented in the Form 10-K, the Company’s deductible limit for property claims generally was a minimum of $500,000 per occurrence. As a point of reference, the Company has not experienced any property damages for more than this deductible. Since Polaris has not applied for nor received any property insurance recoveries in the past three years, weather-related or otherwise, the Company concluded that weather-related claims have not had a direct impact on the cost or availability of Polaris’ property insurance premiums and the Company has no reason to believe the cost or availability of insurance will change materially for any reasons related to climate. In each of the three years presented in the Form 10-K, the Company’s total property insurance cost has been approximately 0.2% of the Company’s operating expenses in each year, and thus not material. We believe the noted deductible level helps minimize the potential impact to the Company’s business, financial condition, or results of operations caused by any losses from damages to the Company’s property or operations. Accordingly, the Company respectfully advises the Staff that the Company has not experienced any weather-related impacts on the cost of insurance that have a material impact on Polaris’ business, financial condition, or results of operations for the three years presented in the Form 10-K. Finally, based upon our historical experience and current knowledge, we have no reason to believe that the impact of weather-related events on property, operations, or cost of insurance is expected to materially change in future periods.

On behalf of Polaris Inc., I thank you for your consideration of our response.

Sincerely,

/s/ Robert P. Mack

Robert P. Mack
Chief Financial Officer